Exhibit 99.1

Betterware Reports Third Quarter 2022 Results

Company Positioned for Sales and Profit Growth in 2023

Guadalajara, Jalisco, Mexico, October 27, 2022. - Betterware de Mexico S.A.P.I. de C.V. (NASDAQ: BWMX), (“Betterware” or the “Company”), announced today its consolidated financial results for the third quarter fiscal year 2022. The figures presented in this report are expressed in nominal Mexican Pesos (Ps.) unless otherwise noted, presented, and approved by the Board of Directors, prepared in accordance with IFRS, and may include minor differences due to rounding. The Company will host a conference call at 9:00 am (Eastern Time) on October 28, 2022, to discuss its results for the third quarter of 2022.

Growth Resumption in Q4 and Beyond

·	Betterware is positioned to resume top line growth and recover profitability in 2023 driven by the stabilization of its salesforce and business restructuring

·	JAFRA delivered better-than-expected sales growth, gross margin expansion and cash flow generation with synergies on track to produce high single to low double-digit sales growth beginning in fiscal 2023

·	Betterware/JAFRA Group continues to possess strong balance sheet and cash flow

Luis G. Campos, Executive Chairman of the Board, stated, “The third quarter saw significant progress toward our strategy, and we believe we are in position to resume revenue and profit growth. Operationally, the quarter saw stabilization in Betterware’s sales force levels; a better-than-expected performance from JAFRA, our newly acquired business, and compelling innovation in our products and categories. Financially, we began activities that have us on track to improve cash flow and increase ongoing profitability through acquisition synergies, permanent cost reductions and improved inventory management. Structurally, the Jafra acquisition provides compelling product portfolio complementarity to the whole Group, contributing to our financial strength in changing business environments.

While the macro-economic environment remains challenging, we are confident that the actions we have taken will make our Company even stronger as we maximize the power of our disruptive business and leverage the combined operations of Betterware and JAFRA group, which accelerates our geographic expansion into the US and extends our categories served to include the Beauty industry. We expect the implementation of our strategy to deliver sustained long-term profitable growth and increased value for our shareholders.”

Group’s Third Quarter Summary

Betterware: set to resume growth in 2023.

A softer-than-expected economic environment, marked by weak consumer spending, post-covid demand normalization, and high inflation rates in Mexico, negatively impacted spending on discretionary products in the quarter. This resulted in Q3 2022 net revenue of Ps. 1,489.6 M, or Ps. 871.9 M below Q3 2021, a decrease of 37%.

Gross margin declined 240 bps to 54% in Q3 2022 from 56% in Q3 2021, mainly due to 150 bps of negative impact from promotional activities aimed at reducing excess inventories, and 147 bps of negative impact from exchange rate devaluation, partially offset by efficient cost management. EBITDA of Ps. 266.8 M was Ps. 441.7 M below Q3 2021, a decrease of 62%, and margin declined 1,209 bps to 18% from 30% in Q3 2021, mainly driven by the lower gross margin, 275 bps impact from extraordinary expenses of Ps. 41 M related to the organizational and expense restructuring process, and the lower operating leverage relative to the prior year period as a result of the decline in net revenues, with SG&A as a percent of net revenues of 36% for Q3 2022, compared to 26% in Q3 2021.

The stabilization trend that started in Q2 continued into Q3 with our sales network average of 870 thousand associates and 43 thousand distributors from mid-May to date. This and the resumption of productivity initiatives including live sales meetings, expanded categories and offerings has us poised to deliver net revenue growth and thereby increased operating leverage in 2023. The completion of our organizational and expense restructuring process will contribute to profitability with annual savings of approximately Ps. 300 M in 2023. This will allow us to achieve full year 2022 EBITDA in the range of Ps. 1,400 and 1,600 M with a margin of 22-25%, before resuming growth and increased profitability in 2023.

Betterware continues to achieve significant growth ahead of 2019, pre-pandemic. As of Q3 2022, net revenue has increased 116% vs. Q3 2019; EBITDA has grown 107% vs. Q3 2019; and the average number of distributors has grown 134% versus 2019, and associates have increased 148% with respect to 2019.

With a strong sales force, we expect our powerful innovation pipeline to continue to lead the way for top-line growth and increased profitability in 2023. The launch of our differentiated cleaning products line and new product categories such as Baby & Kids, and Wellness, an increased range of products within the Hydration, Home Improvement & Table Top territories, and the re-design of our physical and digital catalog will be part of our focus for 2023.

The home solutions market’s pre-pandemic secular trends remain valid and stronger than ever, and hence we expect to regain growth and profitability by 2023 once inflation recedes and consumer confidence improves.

JAFRA: an accretive acquisition delivering results ahead of expectations.

JAFRA Mexico.

JAFRA Mexico’s Q3 results reflect a strong performance ahead of our plan as net revenue for the quarter reached Ps. 1,333.0 M, that is Ps. 132.0 M above Q3 2021, an increase of 11%, marking the return to growth since 2017 and following a decline of 7% in sales between 2019 to 2021. Resumption of live and in situ sales meetings with leaders and consultants, a revamped incentives program, the release of the renewed product catalog and the execution of promotional campaigns to increase and strengthen our sales force have been key to achieve this outcome.

Particularly in September, JAFRA Mexico’s net revenue rose even faster with year-over-year growth of 22%, driven by an increase in JAFRA consultants with 51 thousand added in the month of September alone as a result of targeted recruiting promotions, noting that such a high incorporation last occurred in May 2021. Also key to the September’s performance were the accelerated launch of new products within our Skin Care and Fragrances portfolio stemming from our improved time-to-market of products from 18 months to 8 months and achieved since Q2, along with double digit growth in our Fragrances portfolio vs. Q3 2021.

Profitability is also a positive story. JAFRA Mexico EBITDA surpassed our expectations, reaching Ps. 272.4 M, an increase of Ps. 218.5 M vs. Q3 2021, or 405%, and a 20% margin vs. 4% in Q3 2021. It should be noted that EBITDA for Q3 2022 was favorably impacted by the cumulative effect of prior quarters' expense reduction opportunities that were identified and included in Q3 results, for an amount of Ps. 62 M. After adjusting for the latter, EBITDA for Q3 2022 is Ps. 210.4 M, and represents an increase of Ps. 115.5 M versus 2021 comparable adjusted EBITDA of Ps. 94.9 M, or 122%, and a margin of 16% vs. 3Q 2021adjusted margin of 8%.

Going forward, net revenue growth and profitability is expected to continue reflecting our actions to accelerate sales force additions, increase efficiencies and maintain tight expense control. We also expect Jafra to benefit from the positive trend in the beauty and personal care market, which continues recovering to pre-pandemic levels. Overall, we expect to deliver net revenue growth of 10% in Q4 2022 vs. Q3 2022 and achieve approximately 2% growth for the full 2022 Year versus prior Year, with full year EBITDA 2022 in a range of Ps. 750 and 850 M and a margin of 15-17%. JAFRA Mexico’s EBITDA exhibits an upward trend from Q1 to Q3, as it reached Pls. 123.9 M in Q1, and Ps. 214.5 M, excluding Ps. 62 M of non-recurring items. For Q4 2022, we expect EBITDA to be in the Ps. 150 – 250 M range.

Additionally, our plan to improve credit terms with suppliers through factoring, increase manufacturing efficiency, and sell unproductive assets is expected to contribute to profitability and cashflow generation. In 2023, improved credit terms will increase cashflow by Ps. 230M and efficiency opportunities in manufacturing will deliver Ps. 170M in annual cost savings. The sale of JAFRA´s Headquarters in Mexico City, set to conclude in 2023, is expected to generate estimated proceeds of around Ps. 500-700M, to be used to prepay debt. Furthermore, synergies of around Ps. 200 and 300M will materialize in 2023.

JAFRA USA.

As for JAFRA USA, its relevance to the entire Group is still quite low, accounting for around 7% of net revenues, and its performance is far from its full potential. Net revenue for the quarter reached Ps. 335.2 M, Ps. 60.0 M below Q3 2021 or 15%, and an EBITDA of Ps. (35.7) M, Ps. 85.6 M below Q3 2021.

In the short term, JAFRA USA’s management team remains focused on mirroring JAFRA Mexico’s business model to improve its fundamentals, transferring successful strategies and improving significant inefficiencies that existed prior to the Betterware acquisition, made in late 2021 that negatively impacted sales force growth, retention and consequently, net revenues. Corrective actions began shortly after the acquisition and have already proven successful as the sales force totaled 32.9 thousand consultants in July 2022 and has increased to 35.2 thousand in September.

While JAFRA USA’s Q4 results are expected to reflect the pre-acquisition issues it faced, we believe the corrective measures we are taking will lead to improvements over time and deliver net revenue growth and improved profitability by Q3 of 2023.

We will accelerate the entire JAFRA business growth to high single digits or low double digits in 2023 and continue to improve its profitability and cash flow generation.

Group Betterware / JAFRA: consolidating growth, profitability and cash flow generation

The JAFRA acquisition has proven to be accretive to shareholders. Its Q3 better-than-expected results represent progress toward our goal of resuming revenue and earnings growth. We are on track to realize acquisition synergies; we have executed initiatives to achieve continuous cost reductions and efficiency improvements. Mirroring Betterware's successful business model at JAFRA will continue solidifying its position as a leading consumer products company.

Further to the above, JAFRA acquisition represents a highly strategic asset, as it brings valuable portfolio complementarity to the Group in terms of seasonality, consumer’s needs, and repurchase frequency. JAFRA’s portfolio of consumable beauty and personal care goods involves frequent repurchases, in contrast with Betterware’s leading home solution’s portfolio, which is more durable and seasonally driven in nature. Both businesses serve similar consumer profiles, but solve different needs based on a deep understanding and commitment to them. In this way, JAFRA and Betterware independent but complementary product portfolios become valuable assets that contribute to the Group’s resilient growth, financial stability, and improved performance in changing market conditions.

JAFRA´s and Betterware´s management teams will remain focused on their respective business, and continue operating as independent companies, supported by the corporate structure which will be overseeing both companies.

Betterware is on track to begin operations in the U.S. in late 2023, and we continue to make progress in our assessment of that market and are building the right team to lead the expansion. We are aiming for further international expansion in South America, specifically Colombia and Peru between 2025 and 2026. JAFRA will enter Guatemala in 2023, and Colombia and Peru will follow in the coming years to consolidate the Group's expansion.

In the immediate term, Group’s focus is on stabilizing and resuming growth at Betterware, and, for JAFRA, consolidating its strong results. Furthermore, the work we have done to reduce elevated inventory and increase the Group’s profitability is expected to fuel cashflow generation from operations. Cash flow generation will be further buoyed by acquisition synergies and the divestment of unproductive assets and used to fund debt paydown. The Betterware/JAFRA Group will establish itself as a benchmark of constant growth, profitability, and cash flow generation, laying the foundation for long-term sustained shareholder value.

Q3 2022 Operating Metrics and Consolidated Results

	Consolidated Results
Figures in M Pesos	Net Revenue	Gross Margin		EBITDA	%EBITDA
Betterware	1,489.6	54%		266.8	18%
JAFRA Mexico	1,333.0	83%		272.4	20%
JAFRA USA	335.2	74%		(35.7)	(11)%
Total	3,157.8	68%		503.5	16%
Variation Vs. Q3 2021	+34%	+1,209	bps	(29)%	(1,405	)bps

Net Revenues: increased 34% to Ps. 3,157.8 M from Ps. 2,361.5M.

Gross Margin: expanded 1,209 bps to 68% in Q3 2022 from 56% in Q3 2021.

EBITDA: decreased 29% Year-on-Year to Ps. 503.5 M vs. Ps. 708.4M in Q3 2021.

Net Income: decreased Year-on-Year to Ps. 6.5 M, compared to Ps. 513.4 M in 3Q 2021.

Net Revenues: increased mainly due to the inclusion of JAFRA´s net revenues.

Gross Margin: reflects the incorporation of JAFRA´s operations to our business which entails a higher gross margin profile, partially offset by Betterware´s gross margin contraction mainly driven by promotional activities equivalent to 150 bps of net revenue aimed at reducing excess inventories, 147 bps of negative impact from exchange rate devaluation, partially compensated by efficient cost management, optimization actions and price increases implemented in Q1.

EBITDA: Betterware contributed Ps. 266.8 M to consolidated EBITDA, JAFRA Mexico Ps. 272.4 M and JAFRA USA Ps. (35.7) M.

Consolidated EBITDA margin contracted 1,405bps to 16% in Q3 2022 compared to 30% in Q3 2021, reflecting the incorporation of JAFRA into the results, which historically has had a lower EBITDA margin than Betterware, as well as extraordinary expenses for Ps. 50.7M related to organizational restructuring, accounts receivable write-off and loss on sale of equipment.

Net Income: mainly due to lower EBITDA and higher interest expense related to the acquisition of JAFRA.

Cumulative Q3 2022 Operating Metrics and Consolidated Results

	Consolidated Results
Figures in M Pesos	Net Revenue	Gross Margin		EBITDA	%EBITDA
Betterware	4,961.5	59%		1,197.8	24%
JAFRA Mexico*	2,675.8	83%		487.4	18%
JAFRA USA*	632.6	74%		(38.6)	(6)%
Total	8,269.9	68%		1,646.7	20%
Variation Vs. Q3 2021	+5%	+1,067	bps	(31)%	(1,035	)bps

*JAFRA Mexico and JAFRA USA cumulative figures include operations since April 7th, 2022, following the acquisition by Betterware.

JAFRA Mexico and JAFRA USA Non-IFRS net revenue and adjusted EBITDA from January 1st to April 6th were Ps. 1,686.8M and Ps. 158.4M, respectively.

Net Revenues: increased 5% to Ps. 8,269.9 M from Ps. 7,857.6 M in Q3 2021.

Gross Margin: expanded 1,067bps to 68% from 57% in the same period of 2021.

EBITDA: decreased 31% Year-on-Year to Ps. 1,646.7 M, compared to Ps. 2,378.1 M in the same period of 2021.

Net Income: decreased Year-on-Year to Ps. 525.8 M, compared to Ps. 1,612.8 M in the same period of 2021.

Net Revenues: lower net revenue resulted mainly from return to normality effects and high inflation rates.

Gross Margin: expansion mostly explained by the inclusion of JAFRA´s operations to the business, reflecting its higher gross margin profile, and cost efficiencies achieved by both companies.

EBITDA: Betterware represented approximately 73% of consolidated EBITDA for the period, JAFRA Mexico 29% and JAFRA USA (2%). Consolidated EBITDA margin contracted 1,035bps to 20% compared to 30% in 2021, reflecting JAFRAs inclusion to the results and Betterware’s margin contraction due to lower operating leverage, as well as extraordinary expenses for Ps. 73.5 M related to organizational restructuring, accounts receivable write-off and loss on sale of equipment.

Net Income: mainly due to lower EBITDA and higher interest expense related to the acquisition of JAFRA.

Balance Sheet

The mainly debt funded acquisition of JAFRA, which resulted in a cash outflow of Ps. 574 M from Betterware’s balance sheet, is reflected in our leverage ratio of 2.5x Net Debt to EBITDA in Q3 2022. The Group expects to increase cash flow generation in Q4 and 2023 as it realizes the savings associated with its restructuring program, synergies from the acquisition of JAFRA and drives growth through its strategic initiatives.

As of Q3 2022, Betterware’s Balance Sheet includes approximately Ps. 300M in additional inventory proactively acquired at the beginning of the year in response to supply chain disruptions and to a lesser extent certain inventory that reflects lower-than-expected sales. We have adjusted our sourcing plans, which is expected to allow inventory to gradually align with expected sales growth, which will improve our cash conversion cycle, without impacting our gross margins.

Growth Expectations for 2022

In 2022 we expect our consolidated net revenues to be in the range of Ps. 13,000 M and Ps. 13,300 M, and our consolidated EBITDA to be in the range of Ps. 2,100 and Ps. 2,300 M.

Dividend

Based on the prevailing macroeconomic outlook of persistently low growth, high inflation, and rising interest rates for the coming months, and as part of our immediate focus on stabilizing Betterware and achieving JAFRA’s maximum potential, our Board of Directors has proposed to discuss in 2023 the long-term sustainable dividend policy that the Group will follow, as we move forward with the ongoing initiatives.

Share Repurchase Program

During the third quarter, we paused the execution of our share repurchase program. We will analyze the appropriate execution of the repurchase program, since the management efforts are focused on improving JAFRA’s profitability and margins in the short-term and increasing generation of cash flow.

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of September 30, 2022, and 2021

(In Thousands of Mexican Pesos)

	September 2022	September 2021
Assets
Cash and cash equivalents	471,585	1,273,481
Trade accounts receivable, net	1,251,993	878,961
Accounts receivable from related parties	229	95,965
Inventories	2,417,522	1,207,080
Prepaid expenses	143,211	207,951
Derivative financial instruments	-	58,001
Other assets	552,151	51,733
Total current assets	4,836,691	3,773,172
Property, plant and equipment, net	1,815,290	1,053,631
Right of use assets, net	137,187	19,100
Deferred income tax	302,651	17,605
Investment in subsidiaries	1,237	26,310
Intangible assets, net	618,970	334,782
Goodwill	3,158,464	371,075
Other assets	116,875	3,292
Total non-current assets	6,150,674	1,825,795
Total assets	10,987,365	5,598,967
Liabilities and Stockholders’ Equity
Short term debt and borrowings	642,647	-
Accounts payable to suppliers	1,362,098	2,045,266
Accrued expenses	389,190	188,288
Provisions	805,636	-
Income tax payable	159,425	202,883
Value added tax payable	77,272	42,687
Trade accounts payable to related parties	120,370	27,302
Statutory employee profit sharing	103,235	19,567
Lease liability	103,274	6,129
Derivative financial instruments	29,926	-
Total current liabilities	3,793,073	2,532,122
Employee benefits	227,923	1,938
Deferred income tax	98,304	56,959
Lease liability	33,190	13,336
Long term debt and borrowings	5,910,384	1,507,080
Total non-current liabilities	6,269,801	1,579,313
Total Liabilities	10,062,874	4,111,435
Stockholders’ Equity	923,743	1,487,532
Non-controlling interest	748	-
Total Stockholders’ Equity	924,491	1,487,532
Total Liabilities and Stockholders’ Equity	10,987,365	5,598,967

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on September 30, 2022, and 2021

(In Thousands of Mexican Pesos)

	Q3 2022	Q3 2021	∆%
Net Revenue	3,157,842	2,361,461	36.4%
Cost of sales	999,584	1,032,998	2.9%
Gross profit	2,158,258	1,328,463	62.5%
Administrative expenses	730,710	285,444	160.6%
Selling expenses	862,474	254,425	233.8%
Distribution expenses	157,968	101,323	55.9%
Total expenses	1,751,152	641,192	173.1%
Share of results of subsidiaries	-	(882)	(100%)
Operating income	407,106	686,389	(40.8)%
Interest expense	(184,873)	(18,004)	926.8%
Interest Income	7,070	8,041	(12.1)%
Unrealized gain in valuation of financial derivative instruments	12,978	192,880	(93.3)%
Foreign exchange loss, net	(25,503)	(125,385)	(79.7)%
Financing cost, net	(190,328)	57,532	(430.8)%
Income before income taxes	216,778	743,921	(70.9)%
Income taxes	210,680	230,564	(8.6)%
Net income including minority interest	6,098	513,357	(98.8)%
Non-controlling interest loss	414	-	100.0%
Net income	6,512	513,357	(98.7)%

EBITDA breakdown (Ps. 503.5 million)

Concept	Q3 2022	Q3 2021	∆%
Net income including minority interest	6,098	513,357	(98.8)%
(+) Income taxes	210,680	230,564	(8.6)%
(+) Financing cost, net	190,328	(57,532)	(430.8)%
(+) Depreciation and amortization	96,434	22,057	337.2%
EBITDA	503,540	708,446	(28.9)%
EBITDA margin	15.9%	30.0%	(14.4)%

EBITDA	503,540
Extraordinary Items:
Organizational restructuring	16,952
Accounts Receivable Write-off	31,355
Loss on sale of equipment	2,380
Adjusted EBITDA	554,227
Adjusted EBITDA margin	17.6%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the nine months ended on September 30, 2022, and 2021

(In Thousands of Mexican Pesos)

	Sep 2022	Sep 2021	∆%
Net revenue	8,269,897	7,857,599	6.1%
Cost of sales	2,683,549	3,388,349	(18.9)%
Gross profit	5,586,348	4,469,250	25.0%
Administrative expenses	1,837,868	919,897	101.2%
Selling expenses	1,907,406	824,757	129.7%
Distribution expenses	384,184	403,452	(4.8)%
Total expenses	4,129,458	2,148,106	92.2%
Share of results subsidiary	(18,333)	(1,561)	1,074.4%
Operating income	1,438,557	2,319,583	(38.0)%
Interest expense	(345,453)	(47,123)	633.1)%
Interest income	22,783	16,642	36.9)%
Unrealized (loss) gain in valuation of financial derivative instruments	(58,119)	360,123	(116.1)%
Foreign exchange loss, net	(50,551)	(311,503)	(83.8)%
Financing cost, net	(431,340)	18,139	(2,478.0)%
Income before income taxes	1,007,217	2,337,722	(56.9)%
Income taxes	482,459	724,951	(33.4%)
Net income including minority interest	524,758	1,612,771	(67.5)%
Non-controlling interest loss	1,050	-	100%
Net income	525,808	1,612,771	(67.4)%

EBITDA breakdown (Ps. 1,646.6 million)

Concept	Sep 2022	Sep 2021	∆%
Net income including minority interest	524,758	1,612,771	(67.5)%
(+) Income taxes	482,459	724,951	(33.4)%
(+) Financing cost, net	431,340	(18,139)	(2,478.0)%
(+) Depreciation and amortization	208,123	58,472	255.9%
EBITDA	1,646,680	2,378,055	(30.8)%
EBITDA margin	19.9%	30.3%	(10.5)%

EBITDA	1,646,680
Extraordinary Items:
Organizational restructuring	22,257
Accounts Receivable Write-off	51,309
Loss on sale of equipment	2,380
Adjusted EBITDA	1,722,626
Adjusted EBITDA margin	20.8%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the nine months ended on September 30, 2022, and 2021

(In Thousands of Mexican Pesos)

Cash flows from operating activities:	Sep 2022	Sep 2021
Profit for the period	524,758	1,612,771
Adjustments for:
Income tax expense recognized in profit of the year	482,459	724,951
Depreciation and amortization of non-current assets	208,123	58,472
Interest income recognized in profit or loss	345,453	(16,642)
Interest expense recognized in profit or loss	(22,783)	47,123
Gain of property, plant, equipment sale	(5)	-
Unrealized loss (gain) in valuation of financial derivative instruments	58,119	(360,123)
Share-based payment expense	9,011	7,902
Currency translation effect	(153)	-
Loss in subsidiary	3,388	1,277
Movements in working capital:
Trade accounts receivable	18,170	(121,155)
Trade accounts receivable from related parties	7,637	(95,965)
Inventory, net	(70,369)	66,946
Prepaid expenses and other assets	(157,574)	(50,456)
Accounts payable to suppliers and accrued expenses	(839,766)	(105,849)
Provisions	940	-
Value added tax payable	98,361	15,984
Statutory employee profit sharing	(9,265)	12,213
Trade accounts payable to related parties	120,573	2,899
Income taxes paid	(433,955)	(612,323)
Employee benefits	12,371	260
Net cash (used) generated in operating activities	355,493	1,188,285
Cash flows from investing activities:
Investment in subsidiaries	(4,699,204)	(26,102)
Payments for property, plant and equipment, net	(129,218)	(347,551)
Proceeds from disposal of property, plant and equipment, net	7,229	17,220
Interest received	27,597	16,642
Net cash used in investing activities	(4,793,596)	(339,791)
Cash flows from financing activities:
Proceeds from borrowings	5,490,252	1,527,080
Repayment of borrowings	(370,157)	(646,554)
Interest paid	(334,987)	(50,446)
Costs emission	(88,144)	-
Lease payment	(37,600)	(4,913)
Share repurchases	(25,264)	-
Dividends paid	(899,610)	(1,050,000)
Net cash generated (used) in financing activities	3,734,490	(224,833)
Net decrease in cash and cash equivalents	(703,613)	623,661
Cash and cash equivalents at the beginning of the period	1,175,198	649,820
Cash and cash equivalents at the end of the period	471,585	1,273,481

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes

EBITDA Margin: is calculated by dividing EBITDA by net revenues

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

Betterware believes that these non-IFRS financial measures are useful to investors because (i) Betterware uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate Betterware’s EBITDA and provide more tools for their analysis as it makes Betterware’s results comparable to industry peers that also prepare these measures.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on creating innovative products that solve specific needs regarding organization, practicality, space saving and hygiene within the household. Betterware’s wide product portfolio includes home organization, kitchen, commuting, laundry and cleaning, as well as other categories that include products and solutions for every corner of the household.

The Company has a differentiated two-tier network of distributors and associates that sell their products through twelve catalogs per year. All products are designed by the Company and under the Betterware brand name through its different sources of product innovation. The Company’s state-of-the-art infrastructure allows it to safely and timely deliver its products to every part of the country, backed by the strategic location of its national distribution center. Today, the Company distributes its products in Mexico and Guatemala, and has plans of additional international expansion.

Supported by its asset light business model and its three strategic pillars of Product Innovation, Business Intelligence and Technology, Betterware has been able to achieve sustainable double-digit growth rates by successfully expanding its household penetration and share of wallet.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

Q3 2022 Conference Call

Management will hold a conference call with investors on October 28, 2022, at 8:00 am Central Standard Time (CST)/ 9:00am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13733337

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13733337

Contacts:

Company:

Betterware IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011